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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
TD Banknorth Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
87235A 10 1 (CUSIP Number)
Christopher A. Montague, Esq. The Toronto-Dominion Bank Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario M5K 1A2 (416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2006 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87235A 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Toronto-Dominion Bank I.R.S. Identification No. 13-5640479

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power 128,026,736
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 128,026,736

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,026,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 56.15%*

14.	Type of Reporting Person (See Instructions) BK

*Percentage ownership based on 227,997,563 shares of Issuer Common Stock outstanding as of April 18, 2006, as provided by the Issuer.

Item 1. Security and Issuer

        This Amendment No. 6 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the "Issuer Common Stock") of TD Banknorth Inc., a Delaware corporation (the "Issuer") initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006 and Amendment No. 5 thereto filed on March 3, 2006 (as amended, this "Statement"), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), with respect to the items set forth below.

Item 2. Identity and Background

        Item 2 of the Statement is hereby amended and supplemented by the following:

        Schedule I to the Statement is restated in its entirety in the form of Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Statement is hereby amended and supplemented by the following:

        The total consideration to be paid by TD in connection with the purchase of the shares of Issuer Common Stock as described below is estimated to be approximately $405 million, provided from TD's cash on hand. The purchases made pursuant to the Issuer's dividend reinvestment program, as described in Item 5, were made from proceeds from a cash dividend paid by the Issuer, in accordance with the terms of such program.

Item 4. Purpose of Transaction

        Item 4 of the Statement is hereby amended and supplemented by the following:

        On April 13, 2006, the Issuer and Interchange Financial Services Corporation ("Interchange") entered into an Agreement and Plan of Merger (the "Agreement"), which sets forth the terms and conditions pursuant to which a newly-formed subsidiary of the Issuer will be merged with and into Interchange (the "Merger").

        Concurrently with the execution of the Agreement, the Issuer and TD entered into a letter agreement which provides for the sale of 13.0 million shares of Issuer Common Stock to TD at a price of $31.17 per share on the closing date for the Merger. The proceeds from this transaction will be used by the Issuer to fund a substantial portion of the Merger consideration.

        Consummation of the Merger is subject to a number of customary conditions, including, but not limited to (i) the approval of the Agreement by the shareholders of Interchange and (ii) the receipt of requisite regulatory approvals of the Merger and the proposed merger of Interchange's banking subsidiary, Interchange Bank, with and into the Issuer's banking subsidiary, TD Banknorth, N.A., immediately following consummation of the Merger.

        The letter agreement between the Issuer and TD is attached as an exhibit to this Statement and is incorporated in this Item 4 in its entirety.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Statement is hereby amended and supplemented by the following:

        (a)(i) As of April 18, 2006, TD was the beneficial owner of 128,026,736 shares of Issuer Common Stock, representing approximately 56.15% of the outstanding Issuer Common Stock, based on a total of 227,997,563 shares outstanding as of April 18, 2006, as provided to TD by the Issuer. Of these 128,026,736 shares, 1,500 shares are owned by a mutual fund advised by TD Asset Management Inc. ("TDAM"), an institutional investment manager and wholly-owned subsidiary of TD, in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power; such shares are not subject to the provisions of, or included in the calculation of TD's ownership limit under, the Stockholders Agreement.

        (ii) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 1,120,944 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 38,919 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer's 401(k) Plan and options to purchase 1,069,025 shares of Issuer Common Stock granted pursuant to the Issuer's stock option plans which are exercisable within 60 days from the date hereof. Each of Mr. Bennett and Mr. Prezzano beneficially own 4,335 shares of Issuer Common Stock, which number includes, in each case, options to purchase 2,000 shares of Issuer Common Stock granted pursuant to the Issuer's stock option plans which are exercisable within 60 days from the date hereof.

        (c) Except as described in Item 4 above and except for purchases by TD and Mr. Ryan as described below, neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in any shares of Issuer Common Stock since the most recent amendment to the Statement by TD:

TD acquired, in open market purchases, 171,924 shares at $30.75 per share on March 6, 2006. TD also acquired, effective as of February 20, 2006 a total of 856,209 shares pursuant to the Issuer's dividend reinvestment program. Purchases pursuant to the dividend reinvestment program are effected by the administrator of the program.

Mr. Ryan made the following purchases of Issuer Common Stock under the Issuer's 401(k) Plan: 165.8 shares at $30.87 per share on March 10, 2006; 2.9 shares at $30.66 per share on March 14, 2006; 95.3 shares at $30.31 per share on March 22, 2006; 19.2 shares at $29.36 per share on March 31, 2006; and 17 shares at $29.42 per share on April 10, 2006.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

        Item 6 of the Statement is hereby amended and supplemented by the following:

        The information set forth in Item 4 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

        Item 7 of the Statement is hereby amended and supplemented by adding the following as an exhibit:

        7. Letter Agreement between the Issuer and TD, dated as of April 13, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 17, 2006).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK
By:	/s/ NORIE CAMPBELL Name: Norie Campbell Title: Vice President, Legal
Dated: April 20, 2006

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF
THE TORONTO-DOMINION BANK

        The following is a list of the directors and executive officers of The Toronto-Dominion Bank ("TD") as of the date of this Schedule 13D. Unless otherwise indicated, each of the directors and executive officers is a citizen of Canada. Unless otherwise indicated, the business address for each of the executive officers is: The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with TD.

Name	Present Principal Occupation or Employment and Address
DIRECTORS
William E. Bennett (United States Citizen)	Corporate Director 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008
Hugh J. Bolton	Chair of the Board EPCOR Utilities Inc. EPCOR Centre 1800-10065 Jasper Ave., N.W. Edmonton, Alberta T5J 3B1
John L. Bragg	President and Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main Street P.O. Box 220 Oxford, Nova Scotia B0M 1P0
W. Edmund Clark	President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre Toronto, Ontario M5K 1A2
Wendy K. Dobson	Professor and Director Institute for International Business Joseph L. Rotman School of Management University of Toronto 105 St. George Street Toronto, Ontario M5S 3E6
Darren Entwistle	President and Chief Executive Officer TELUS Corporation 8th Floor, 555 Robson St. Vancouver, BC V6B 3K9

Donna M. Hayes	Publisher and Chief Executive Officer Harlequin Enterprises Limited 225 Duncan Mill Road, 9th Floor Don Mills, Ontario M3B 3K9
Henry H. Ketcham (United States and Canadian citizen)	Chairman of the Board, President and Chief Executive Officer West Fraser Timber Co. Ltd. Suite 501-858 Beatty Street Vancouver, BC V6B 1C1
Pierre H. Lessard	President & Chief Executive Officer METRO INC. 11011, boul. Maurice-Duplessis Montreal, Quebec H1C 1V6
Harold H. MacKay	Counsel MacPherson Leslie & Tyerman LLP 1500 - 1874 Scarth Street Regina, Saskatchewan S4P 4E9
Brian F. MacNeill	Chairman of the Board Petro-Canada P.O. Box 2844, 28th Floor PCCW 150 - 6th Avenue SW Calgary, Alberta T2P 3E3
Roger Phillips (Canadian and British citizen)	Corporate Director c/o IPSCO Inc. P.O. Box 1670 Armour Road Regina, Saskatchewan S4P 3C7
Wilbur J. Prezzano (United States citizen)	Corporate Director 28 Murray Blvd. Charleston, South Carolina 29401-2350
William J. Ryan (United States citizen)	Chairman, President and Chief Executive Officer TD Banknorth Inc. P.O. Box 9540 Two Portland Square Portland, Maine 04112-9540

Helen K. Sinclair	Chief Executive Officer BankWorks Trading Inc. 20 Adelaide St. East, Suite 1250 Toronto, Ontario M5C 2T6
John M. Thompson	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre Toronto, Ontario M5K 1A2
EXECUTIVE OFFICERS
W. Edmund Clark	President and Chief Executive Officer
Robert E. Dorrance	Group Head Wholesale Banking and Vice Chair
Bernard T. Dorval	Group Head Business Banking and Insurance
William H. Hatanaka	Group Head Wealth Management
Timothy Hockey	Group Head Personal Banking
Colleen M. Johnston	Executive Vice President and Chief Financial Officer
Robert F. MacLellan	Executive Vice President and Chief Investment Officer
Bharat B. Masrani	Vice Chair and Chief Risk Officer
William J. Ryan (United States citizen)	Group Head US Personal and Commercial Banking and Vice Chair
Fredric J. Tomczyk	Vice Chair — Corporate Operations

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SIGNATURE
SCHEDULE I INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE TORONTO-DOMINION BANK